ESCO Technologies Inc.
                  9900A Clayton Road
                  St. Louis, Mo 63124-1186
                  314-213-7246 Ph
                  314-213-7250 Fax
                  www.escotechnologies.com


                                                   February 6, 2006

                Mr. Joseph A. Foti
                Senior Assistant Chief Accountant
                Securities and Exchange Commission
                Washington, D.C. 20549

                Re:   ESCO Technologies Inc.(the Company)
                      Form 10-K Annual Report
                      For the Fiscal Year Ended September 30, 2005
                      Filed December 14, 2005
                      Commission File No. 1-10596

                Dear Mr. Foti:

               ESCO Technologies Inc. (the "Company") hereby acknowledges receipt of your letter dated February 2, 2006 regarding the Company's Form 10-K Annual Report for the fiscal year ended September 30, 2005.

               In response to your letter, the Company is preparing a written response supporting its accounting treatment and related disclosures. In order for us to develop and prepare the relevant information, we are requesting an additional 10 business days to complete our response and propose to submit our response on or before March 2, 2006. As additional support for our request for more time, we note that individuals involved in preparing our response are currently working on integrating two recent acquisitions, the most recent of which we closed on February, 1, 2006, the closing of the first fiscal quarter and preparing the related and required accounting documents. We appreciate your understanding in this matter.

               Please acknowledge agreement to our request to respond by March 2, 2006 by notification to the undersigned via fax (314-213-7250) or e-mail(muenster@escotechnologies.com).

                                                   Very truly yours,



                                                   Gary E. Muenster
                                                   Senior Vice President
                                                   and Chief Financial Officer


                GEM/kbj
                GEM/SECExtReq